Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, Baker Hughes Incorporated (“Baker Hughes”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also will constitute a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free (when available) from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free (when available) from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Information set forth in this document (and all oral statements made regarding the subjects of this document) contain “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended). Except for the historical information set forth in this document, the matters discussed in this press release are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the announced IntelliFrac services without taking into account the impact of the proposed merger involving Baker Hughes and BJ Services, including expected future financial and operating results, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the level of petroleum industry exploration, development and production expenditures; the price of, volatility in pricing of, and the demand for, crude oil and natural gas; unexpected costs or unexpected liabilities that may arise from any transaction including the proposed merger, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Fracturing the smart way
Fracturing services can be a significant percentage of total well completion costs; so getting an optimal stimulation treatment is critical to the success of the program. It is well known that every reservoir is different and a one-size-fits-all approach does not work. Unique techniques, proppants, additives and technologies are required to ensure the best possible results in virtually every application.
The IntelliFrac™ service optimizes the well’s development program by providing real-time evaluation of fracture dimensions during the stimulation treatment. This new service combines advanced microseismic services from Baker Hughes with pumping services from fracturing technology leader BJ Services.
During hydraulic fracturing operations, the IntelliFrac service enables you to monitor microseismic events. Monitoring and measuring the microseisms enables you to map the direction, azimuth, height, length, volume* and complexity of the induced fractures. Treatment well sensors can also detect shear-slip events away from the borehole.
Since the IntelliFrac service allows you to estimate fracture volume and verify fracture propagation direction away from the borehole during stimulation, your team has the ability to control the fracturing operation in real time to optimize the well’s stimulation and ultimately the entire field’s development program.
Features and Benefits
•	Joint services through two experienced, world-class companies offer customers confidence and convenience

•	Delivers more cost-effective fracturing and maximizes production with real-time monitoring to avoid hazards like faults and karsts and spontaneously change stage size, number of stages and perforation location

•	Provides better understanding of the rock fabric and changes in the stress regime

•	Optimizes stimulation efficiency, as well as future stimulation job designs by understanding what works best throughout the entire field

•	An on-site geophysicist assures accuracy during standard or real-time data acquisition

•	Optimizes well spacing for maximum oil and gas recovery

•	Differentiates between fracturing new rock vs. fracturing into existing faults to avoid uncontrolled communication into unwanted zones

•	Enhances reservoir simulation with robust 3D velocity modeling, featuring advanced inversion techniques rather than simple ray tracing
Baker Hughes Experience
•	More than 17 years of seismic experience with more than 100,000 induced microseisms processed per year

•	Diversity of experience and problem solving for hydraulic fracturing, injection, stability, subsidence and structural monitoring

•	VSFusion, a joint venture between Baker Hughes and CGGVeritas, offers all facets of downhole microseismic as well as surface microseismic acquisition

•	Leading acquisition QA and processing tools
Microseismic mapping provides defined event locations within the parameters of the producing formation.

•	Related services include:
-	Shale Gas Evaluation Suite offers complementary services that accurately characterize complex shale gas reservoirs to increase production, identify stimulation risks, and optimize well placement and completion design to reduce costs.

-	GasView™ high-resolution formation gas measurement service produces an exceptionally clear picture of the reservoir gas behind casing

-	Perforating services featuring Predator XS™ shaped charges are engineered to give optimum hole size and perforation depth to best facilitate stimulation operations
BJ Services Experience
•	Since 1981, BJ’s skilled engineers and crews have successfully designed and pumped more than 17,000 oil and gas shale frac stages around the world

•	Industry-leading stimulation fluid systems for virtually every reservoir

•	Fleet of onshore/offshore mixing and monitoring equipment, as well as nitrogen and CO2 pumping

•	Shale Technology Team focuses on the research, development and delivery of unique technology solutions to customers operating in shale reservoirs throughout the world
-	Comprised of geological, geomechanical and engineering services, focusing on understanding the reservoir stresses and rock-pore system properties before recommending fit-for-purpose completion techniques

-	Geological, geomechanical and special core analysis laboratories are critical, and include some of the most sophisticated reservoir characterization tools available
BJ Services is the shale fracturing leader around the world.
•	A variety of hydraulic fracture design and interpretation services are available:
-	Geographical information systems (GIS) studies

-	Data processing and reservoir characterization

-	Log, production, well test and pressure transient

-	Geomechanical modeling and numerical methods

-	Completion and stimulation best practices
Don’t get stuck on someone else’s learning curve. Go straight to the experts in fracture mapping and fracturing services. Contact your local Baker Hughes or BJ Services representative to find out how to unlock the full potential of your shale well with IntelliFrac services.

*	Note: microseismic events map the stress-relief volume, which may not represent the full stimulated reservoir volume.

BJ0120A 09/09	© 2009 BJ Services; © 2009 Baker Hughes Incorporated
The above features and/or data are supplied solely for informational purposes and neither Baker Hughes Incorporated nor BJ Services Company makes any guaranty or warranty, either expressed or implied, with respect to their accuracy or use. All product warranties and guarantees shall be governed by the respective Baker Hughes Incorporated or BJ Services Company standard used at the time of sale or delivery of service. Actual product performance or availability depends on the timing and location of the job, the type of job and the particular characteristics of each job. This document is controlled by the reference date. To ensure that this is the current version, please your IntelliFrac™ service representatives. All copyright and trademarks herein are the sole property of the respective owner. All rights reserved.